U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form 10-SB/A

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

CHINA EDUCATION ALLIANCE, INC.

(Name of Small Business Issuer in its charter)

North Carolina (State or other jurisdiction of incorporation or organization	56-201236 (I.R.S. Employee Identification No.)

86 Heng Shan Rd. Kun Lung Shopping Mall, Harbin
The People’s Republic of China 150090

(Address of principal executive offices)

Issuer's telephone number: 011-86-108-789-3645

Securities to be registered under Section 12(b) of the Act:

Title of each class to	Name of each exchange on which
be registered	each class is to be registered
n/a	n/a

Securities to be registered under Section 12(g) of the Act:

Common Stock, $.001 par value

(Title of class)

Explanatory Note

China Education Alliance, Inc. recently retained new U.S. legal counsel and it was determined that because its assets exceeded $1,000,000 and the number of its shareholders exceeded 500, that it was required to register as a public company with the U.S. Securities and Exchange Commission, as required by the provisions of Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Previously, China Education Alliance, Inc. had been filing annual, quarterly and other reports with the Securities and Exchange Commission under Section 15(d) of the Exchange Act (File No. 333-101167).

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PART I

Item 1.  Description of Business.

General

China Education Alliance, Inc. (the "Company") is a technology company engaged in the online education industry in China. The Company is a holding company which conducts its business primarily through its wholly owned subsidiaries, Harbin Zhong He Li Da Education Technology, Inc. (“ZHLD”) and the Zhonghe Education Training Center. The Company conducts educational services through three main channels: a large educational online portal, an education center and educational software and media. The Company’s educational services and material focus on supplemental education and test preparation material for grades kindergarten through high school.

The Company’s products include on-line test preparation materials, teachers’ materials, study guides, and audio recordings of popular classes. The products’ scope includes pre-school education, elementary and middle school education, vocational education, continuing education, enterprise training education, intelligence authentication, agricultural labor education, education for the disabled, first-time employment education, re-employment education, study abroad, and education for aged people. The Company provides its services and materials through distance learning technology, education resource development, education project planning and promotion, teaching platforms, class development and scheduling, education information and technical services.

The Company works in conjunction with several independent and state owned entities allowing the Company to enhance the services and products of the Company and to promote its products and services. The Company has historical relationships with the Chinese vocational educational society, the government education information center, the authentication training center, and other government departments and education entities. The Company further promotes its materials and services through cooperation with more than one thousand professors, over two thousand membership schools, over three thousand school principals, more than fifty thousand school teachers, one hundred news media outlets, and twenty scholarly research organizations.

Corporate History

CEDA was incorporated in the State of North Carolina on December 2, 1996 under the name of ABC Realty Co. to engage in residential real estate transactions as a broker or agent. In performing these residential real estate services. The Company changed its name several times and engaged in several types of business before it became inactive.

On September 15, 2004, the Company executed a Plan of Exchange (the "Agreement"), between and among the Company, Zhong He Li Da Education Technology, Inc., a corporation organized and existing under the laws of the People's Republic of China ("ZHLD"), the shareholders of ZHLD (the "ZHLD Shareholders"), and Duane Bennett, Chairman of the Board and controlling shareholder of the Company.

At the closing of the Plan of Exchange which occurred on December 13, 2004, the Company issued the ZHLD Shareholders 55,000,000 shares of common stock of the Company, or 95% of the Company's then outstanding common stock, in exchange for all of the shares of capital stock of ZHLD owned by the ZHLD shareholders. Immediately upon the closing, the Company cancelled 11,000,000 shares of common stock controlled by Duane Bennett, and, as a result, the Company had 2,915,000 shares issued and outstanding before the issuance of the 55,000,000 new shares. Payment for the cancelled shares was made by ZHLD and/or the ZHLD Shareholders in the amount of $400,000 in the aggregate (composed of $300,000 in cash and $100,000 in a promissory note).

On November 17, 2004, the Company changed its name to China Education Alliance, Inc.

Educational Operations

Since the reverse merger was consummated, the Company has continued the operations of ZHLD.

ZHLD is a technology company engaged in the online education industry in The People’s Republic of China (“China”). There is a significant market in China for education and education related products. It has been reported that the education budget established by the Chinese government is over $60 billion (U.S.) every year, which accounts for 3.41% of the GDP in China. It is expected to increase. Currently, ZHLD owns www.edu-chn.com, which is the only website in China having copyrights of examination materials of Chinese primary schools and middle schools, and ZHLD legally provides target users in the age group of 7 to 18 years with downloadable examination materials. ZHLD plans to provide other services such as text book downloading and SMS. When the visits to its web site increase, and its membership base expands, ZHLD plans to expand its products into the advanced education market and adult education market.

ZHLD has developed some successful educational software independently and owns a database covering all levels of basic education. Through cooperation with local education committees and schools, ZHLD started its business in the City of Harbin in Heilongjiang Province in northern China. ZHLD’s plans for expansion of its business operations include the following:

-	Buildup the infrastructure to ensure fast access and to satisfy the volume that would develop with increasing demand
-	Boost market shares via nation-wide advertising campaigns;
-	Invest in human resources to improve the quality of its services; and
-	Open branch offices in key cities.

Competition. The Company has been taking steps to address the competition in the Chinese online educational industry. In order to increase market share and revenue, the Company has determined to establish offices in Beijing, Shanghai, Xian, Hubei and Guangzhou where the educational industry is comparatively well-established. It will continue to make use of its strategy of growth through the use of computer web sites. The Company will also take the following steps to increase sales and implement its marketing strategy:

1. Market penetration,
2. Establish resale networks, and
3. Seek strategic partners

It is expected that there will be more competitors from both domestic and overseas companies because the Chinese educational market is large and growing. In order to avoid or minimize the potential of low-price competition in the future, the Company has determined to increase its competitiveness in the educational markets.

Employees. The Company’s employees are located in northern China. The Company has 99 employees, including 33 employees at its education training center and 22 marketing employees. The need for employees and their availability will be addressed in connection with the business development plans of the Company in the ordinary course of its business.

Regulation. No government approvals are required to conduct the Company’s principal operations, and the Company is not aware of any probable governmental regulation of our business sector in the near future.

Additional Financing. The Company may need to raise additional funds to meet operating requirements in the future. If the Company raises additional funds through the issuance of common stock or debt securities, such securities may also have rights to the Company's common stock, such as warrants or options. Shareholders may experience dilution from the exercise of these equity instruments. The Company cannot be certain that additional financing will be available when required or at all.

Lack of Property and General Liability Insurance. The Company and its subsidiaries are self-insured, and they do not carry any property insurance, general liability insurance, or any other insurance that covers the risks of their business operations. As a result, any material loss or damage to its properties or other assets, or personal injuries arising from its business operations would have a material adverse affect on its financial condition and operations.

Risk of Doing Business in China. Doing business in China involves various risks including internal and international political risks, evolving national economic policies as well as financial accounting standards, expropriation and the potential for a reversal in economic conditions. Since the late 1970s, the government of China has been reforming the Chinese economic system. These reforms have resulted in significant economic growth and social progress. These policies and measures may from time to time be modified or revised. Adverse changes in economic policies of the Chinese government or in its laws and regulations could have a material adverse effect on the overall economic growth of China, and could adversely affect our business operations.

Risks of China Foreign Currency Conversion Policies. The Chinese currency, “Renminbi”, is not a freely convertible currency, which could limit our ability to obtain sufficient foreign currency to support our business operations.

Fluctuations in the exchange rate between the Chinese currency and the United States dollar could adversely affect our operating results.

The functional currency of our operations in China is “Renminbi”. Results of our operations are translated at average exchange rates into United States dollars for purposes of reporting results. As a result, fluctuations in exchange rates may adversely affect our expenses and results of operations as well as the value of our assets and liabilities. Fluctuations may adversely affect the comparability of period-to-period results. Although we may use hedging techniques in the future (which we currently do not use), we may not be able to eliminate the effects of currency fluctuations. Thus, exchange rate fluctuations could have a material adverse impact on our operating results and stock prices.

In order for the China subsidiaries of the Company to pay dividends to the Company, a conversion of Renminbi into US dollars is required. Under current Chinese law, the authorities may impose restrictions that could have a negative impact in the future on the conversion process and upon the ability of the Company to meet is cash needs, and to pay dividends to its shareholders. However, the principal subsidiary of the Company is presently classified as a wholly-owned foreign enterprise (“WOFE”) in China that have verifiable foreign investment in the PRC, funding having been made through an official China banking channel. Because the subsidiary of the Company qualifies for treatment as a WOFE, the subsidiaries can declare dividends and their funds can be repatriated to the Company in the United States under current laws and regulations in China.

Dividends. Dividends paid to the Company, as the U.S. parent company, would be subject to U.S. corporate income tax. The Company has not accrued any tax liability associated with the possible payment of dividends to the U.S. parent company.

No Bank Deposit Insurance. The Company maintains certain bank accounts in China that are not insured and are not protected by FDIC insurance or other insurance.

Item 2.  Management’s Discussion and Analysis or Plan of Operation.

This Form 10-SB contains forward-looking statements that involve substantial risks of uncertainties. You can identify these statements by forward-looking words such as “may”, “will”, “expect”, “plans”, “intends”, “anticipate”, “believe”, “estimate” and “continue” or similar words and are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You should read statements that contain these words carefully because they discuss its future expectations, contain projections of its future results of operations or of its financial condition or state other “forward-looking” information. The Company believes that it is important to communicate its future expectations to its investors. However, there may be events in the future that the Company is not able to accurately predict or control. The factors listed above in the section captioned “Risk Factors”, as well as any differ materially from the expectations the Company describe in its forward-looking statements.

China Education Alliance, Inc. was incorporated in the State of North Carolina on December 2, 1996 under the name of ABC Realty Co. to engage in residential real estate transactions as a broker or agent. The business the Company operates changed into education related internet high tech business in the People’s Republic of China after the Company acquired Zhong He Li Da Education Technology, Inc. (ZHLD), a technology company engaged in the online education industry in China, after the Company acquired ZHLD in December 2004.

The Company’s core business involves the following three main areas: large educational on line portal, education center, and educational software and media. CEDA has developed and growing income through all three business areas in the year of 2005. The Company owns the only website, www.edu-chn.com, in China having copyrights of examination materials for elementary schools, middles schools, and high schools for target users from age 7 through 18. The company also twice, in March and July, expanded the scope of the website to increase the contents and extend the e-business horizon in 2005. The education center not only provides middle and high school related classes but also occupational training. We have achieved 167,640 training head count as of end of 2005. Electronic book and other education related media are also developed. The Company has been developing its business in the area of Harbin city of Heilongjiang province and its nearby regions in 2006.

In 2007, the company will:

- Strengthen its markets in Heilongjiang province.
- Develop markets in Jilin and Liaoning province.
- Further improve web portal and on line business network.
- Develop and/or improve on line occupational education.

Critical Accounting Policies and Estimates

This management’s discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in conformity with generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenue and expenses and contingent assets and liabilities. Actual results may differ from those estimates and judgments under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant estimates and judgments used in the preparation of our consolidated financial statements.

Property and Equipment. We include all property and equipment in the financial statements at cost and make provisions for depreciation of property and equipment using the straight-line method. Estimated useful lives generally range from three to ten years for our furniture and equipment, 5 to 10 years for leasehold improvements, 20 years for the buildings. Changes in circumstances, such as changes in our curricula and technological advances, may result in the actual useful lives of our property, equipment and capitalized software differing from our estimates. We regularly review and evaluate the estimated useful lives of our property and equipment and capitalized software. Although we believe our assumptions and estimates are reasonable, deviations from our assumptions and estimates could produce a materially different result.

Recognition of Revenue. The revenues from the general and specific study cards are recorded when they were either actually used or expired since these study cards are not refundable after the expiration date. Tuition revenue is recorded on a straight-line basis over the length of the applicable course. The revenues from e-business, advertisement, and domain name service are recorded when the services were provided and completed.

Results of Operations

The Company has revenue of $3,112,732 for the period ending December 31, 2005. The revenues were primarily from the sales of debit cards for use to obtain educational materials posted on the Company's website at the time of the delivery, when title to the products transfers and the customer bears the risk of loss. New revenues developed in 2005 such as tuitions, advertisement, and other e-business also contributed one third of the total revenues. The following table sets forth the percentage relationship of certain statement of income data to revenue for the periods indicated.
Description	2004		2005
Revenue	$51,700	100.0%	$3,112,732	100.0%
Cost of Goods Sold	$17,073	33.0%	$1,017,374	32.7%
Operating Expense	$139,795	270.4%	$417,043	13.4%
Net Income	$(109,721)	-212.2%	$1,703,186	54.7%

The cost of goods sold includes material cost for the debit cards, teaching material cost, e-business commission, prelection cost, and depreciation, etc. The percent of cost of goods sold relative to the revenue remained about the same in the cost structure.

Operating expense includes staffing in support to the website and education center, depreciation, professional services, advertisement, etc. The percentage of operation expenses relative to the revenue was 13.4% indicating good utilization efficiency.

The Company is profitable in 2005 with net income to be 54.7% of revenue. We believe this trend will continue to grow as we expand out market as planned.

Liquidity and Capital Resources

Liquidity is a measure of the company's cash position. It keeps a company in business in the short run. The Company has net increase in cash of $507,703 in the year ended December 31, 2005. Net cash provided by operating activities were $2,299,422.

Cash flows used in investing activities were $1,765,982 for the period ending December 31, 2005. Cash flows for the 2005 were for the purchase of fixed assets.

Cash flows provided by financing activities were $23,763 for the period ending December 31, 2005. Cash flows for the 2005 were $23,763 in proceeds from notes payable.

The Company's liquidity position is fairly good. The operating income was sufficient to support all the expenses and investment needs for the year 2005. If profitability and revenue continually move higher, the Company should be able to elevate its position over time.

Impact of Inflation

The Company believes that inflation has had a negligible effect on operations since inception. The Company believes that they can offset inflationary increases in the cost of labor by increasing sales and improving operating efficiencies.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Revenue increased $3,061,032, or 5920%, to $3,112,732 in the year ended December 31, 2005 from $51,700 in the year ended December 31, 2004, primarily due to:

A strong increase in the sales of general study cards including e-business income;
New tuition income generated from our education center; and
New income from advertisement, domain name service, and other technical services.

Cost of good sold increased $1,000,301, or 5859%, to $1,017,374 in the year ended December 31, 2005 from $17,073 in the year ended December 31, 2004, primarily due to:

Increase volume in business operation;
Depreciation incurred in 2005; and
Prelection cost due to the material obtained for our database.

The 2005 cost of goods sold relative percentage to the total revenue remained about the same of 33% as in 2004.

Operating expenses increased $277,248, or 198%, to $417,043 in the year ended December 31, 2005 from $139,795 in the year ended December 31, 2004, primarily due to:

Increase in staffing to support the operation; and
Increase in depreciation incurred in 2005.

The operating expense for 2005 is 13.4% of the total revenue, a drastic decrease from factor of 2.7 in 2004, indicating our business has entered into a healthy profitable operation.

Operating income for 2005 is $1,678,315 with gross margin of 67% compared to an operation loss in 2004. We expect the operating income continue to grow in 2006.

Demand for the products and services will be dependent on, among other things, market acceptance of the Company's on-line services and other related products. Inasmuch as a major portion of the Company's activities is the receipt of revenues from the sales of the Company's downloadable services, the Company's business operations may be adversely affected by their competitors and prolonged recession periods.

The Company's success will be dependent upon implementing their plan of operations and the risks associated with their business plans. The Company plans to strengthen their position in educational markets in China. The Company also plans to expand their operations through aggressively marketing their on-line business and Company concept.

New Accounting Pronouncements

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS 149)". SFAS 149 amends and clarifies certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. SFAS 149 is effective for certain contracts entered into or modified by the Company after June 30, 2003. The adoption of SFAS 149 had no impact on the Company's financial position, results of operations, or cash flows.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Instruments with Characteristics of Both Debt and Equity" (SFAS 150). Statement 150 requires liability classification for three types of instruments: 1) Mandatory redeemable shares that obligate the company to deliver cash or other assets to shareholders on fixed or determinable dates; 2) Freestanding written put options and forward purchase contracts on a company's own shares that obligate the company to deliver cash or other assets, and 3) Contracts that obligate a company to issue its own shares in amounts that are unrelated to, or inversely related to, the value of the shares. The adoption of SFAS 150 had no impact on the Company's financial position, results of operations, or cash flows.

In November 2004, the FASB issued SFAS No. 151 "Inventory Costs - an amendment of ARB No. 43, Chapter 4". Statement No. 151 requires that certain abnormal costs associated with the manufacturing, freight, and handling costs associated with inventory be charged to current operations in the period in which they are incurred. The adoption of SFAS 151 had no impact on the Company's financial position, results of operations, or cash flows.

In December 2004, the FASB issued a revision of SFAS No. 123 "Share-Based Payment". The statement establishes standards for the accounting for transactions in which an entity exchanges its equity investments for goods and services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. The statement does not change the accounting guidance for share-based payments with parties other than employees.

The statement requires a public entity to measure the cost of employee service received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exception). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). A public entity will initially measure the cost of employee services received in exchange for an award of liability instrument based on its current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation over that period.

The grant-date for fair value of employee share options and similar instruments will be estimated using option- pricing models adjusted for the unique characteristics of these instruments.

The statement is effective for the quarter beginning January 1, 2006.

SFAS No. 152 "Accounting for Real Estate Time Sharing Transactions", SFAS No. 153 "Exchange of Nonmonetary Assets", SFAS No. 154 "Accounting for Changes and Error Corrections", SFAS No. 155 "Accounting for Certain Hybrid Financing Instruments", and SFAS No. 156 "Accounting for Servicing of Final Assets" were recently issued but have no current applicability to the Company and have no effect on the consolidated financial statements.

Item 3.     Description of Property.

Corporate Offices

The Company's main office building is located at 80 Heng Shan Road Kun Lun Shopping Mall Harbin, P.R. China 150090, which is owned by the Company and has a total area of 4,177 square feet. This space is adequate for the Company's present and their planned future operations. No other businesses operate from this office. The Company also owns two other buildings, including a 7,196 square foot building that it is used for its education training center. The Company has no current plans to occupy other or additional office space.

Item 4.     Security Ownership of Certain Beneficial Owners and Management.

The following tables set forth the ownership, as of May 31, 2006, of our common stock (a) by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, and (b) by each of our directors, executive officers and our officers and directors as a group. To the best of our knowledge, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted.

Title of Class	Name and Address	Number of Shares	Percent of total Outstanding Shares

Common	Xiqun Yu 80 Heng Shan Rd. Kun Lun Shopping Mall Harbin, P.R. China 150090	38,050,000	65.7%

Common	Guilan Feng 80 Heng Shan Rd. Kun Lun Shopping Mall Harbin, P.R. China 150090	10,000,000	17.3%

Common	Chunqing Wang 80 Heng Shan Rd. Kun Lun Shopping Mall Harbin, P.R. China 150090	3,000.001%

Common	Yuhong Yang 80 Heng Shan Rd. Kun Lun Shopping Mall Harbin, P.R. China 150090	0	0%

Common	Yanzhi Liu 80 Heng Shan Rd. Kun Lun Shopping Mall Harbin, P.R. China 150090	15,000.001%

Common	Yuzhong Wu 80 Heng Shan Rd. Kun Lun Shopping Mall Harbin, P.R. China 150090	1,017,723	1.76%

Common	Officers and Directors as a group as a group	39,085,723	67.5%

Item 5. Directors and Executive Officers, Promoters and Control Persons.

The following persons are the directors and executive officers of the Company.

Name	Age	Position

Xinqun Yu	38	Chairman of the Board of Directors, Chief Executive Officer, President and Director
Chunqing Wang	46	Vice Chairman of the Board of Directors and Chief Financial Officer
Yuhong Yang	40	Vice President and Director
Yanzhi Liu	37	Director
Yuzhong Wu	35	Director

The following is a summary of the business experience and other biographical information with respect to each of the Company’s officers and directors listed in the above-referenced table.

Mr. Yu has over 16 years of experience in senior management with several Northern China based enterprises. He was responsible for marketing, strategic planning and designing for many of these corporations. In addition to his posts in Zelda, he is also the CEO of RETONG.COM., as well as the Chairman of Harbin Zhonghelida Technology Corporation, Heilongjiang Retong Advertising Co., Ltd. And Heilongjiang Wantong Telecommunication Project Co., Ltd. Mr. Yu is a member of the Council of China Harbin Advertising Association and a Director of the China Internet Network Association. Mr. Yu holds a degree in Business Administration from the Harbin University of Science and Technology. He is the owner of 38,050,000 shares of the Registrant, representing 66% of the outstanding shares of common stock.

Mr. Wang holds a Certificate of Senior Accountant in China. Mr. Wang has extensive experience in financial management. Prior to joining the Registrant, from 1986 to 1989, he served as a Financial Director for Harbin Battery Manufacturing Company. From 1989 to 1992, he was a Financial Director with Harbin Tianrun Chemical Joint-Stock Company. From 1992 to 2001, he assumed the CFO position for Tianrun Group. Since 2001, he has been the CFO with Zelda. Mr. Wang is a graduate in industrial accounting from the Harbin College of Economic Carde Management.

Mr. Yang was the Managing Director and Chief Editor of the Qitaihe Evening Paper, a Vice President with the Orient Realty Development Co., Ltd. and the President of Harbin Runtong Group before joining the Company. He is also a member of the Council of Heilongjiang Young Enterpriser Association. Mr. Yang is a specialist in capital deployment and asset management, and is excellent in human resource cultivation. He earned his Master of Business Administration from Hong Kong Public University.

Mr. Yanzhi Liu - Director. Mr. Liu is 37 years old. He is a graduate in computer science, and holds a Certificate of Senior Engineer. Mr. Liu served as a Technical Manager for the Thermodynamic Company of the Harbin Power Station Group, and as the Technical Manager for the Heilongjiang Wantong Telecom Project Company. He is a specialist in telecommunications and trouble shooting. He doesn't own any shares of the registrant.

Mr. Wu is a graduate in enterprise management and a Certificate holder of Economist. Mr. Wu was a Marketing Manager for Harbin Kaida Wood Products Company, and later was an Administration Officer and Strategic Planning Manager for Heilongjiang Retong Advertising Co., Ltd. Mr. Wu has planned many provincial and municipal activities. He doesn't own any shares of the registrant

Audit Committee

The Company does not have a separately designated standing audit committee. Pursuant to Section 3(a)(58)(B) of the Exchange Act, the entire Board of Directors acts as an audit committee for the purpose of overseeing the accounting and financial reporting processes, and audits of the financial statements of the Company. The Commission recently adopted new regulations relating to audit committee composition and functions, including disclosure requirements relating to the presence of an "audit committee financial expert" serving on its audit committee. In connection with these new requirements, the Company's Board of Directors examined the Commission's definition of "audit committee financial expert" and concluded that the Company does not currently have a person that qualifies as such an expert. The Company intends to retain an additional director who will qualify as such an expert, as soon as reasonably practicable. While the members and current directors do not meet the qualifications of an "audit committee financial expert", each of the Company's directors, by virtue of his past employment experience, has considerable knowledge of financial statements, finance, and accounting, and has significant employment experience involving financial oversight responsibilities. Accordingly, the Company believes that its current directors capably fulfill the duties and responsibilities of an audit committee in the absence of such an expert.

Section 16(a) Beneficial Ownership Reporting Compliance

Under Section 16(a) of the Exchange Act, all executive officers, directors, and each person who is the beneficial owner of more than 10% of the common stock of a company that files reports pursuant to Section 12 of the Exchange Act, are required to report the ownership of such common stock, options, and stock appreciation rights (other than certain cash-only rights) and any changes in that ownership with the Commission. Specific due dates for these reports have been established, and the Company is required to report, in this Form 10-KSB, any failure to comply therewith during the fiscal year ended December 2005. The Company believes that all of these filing requirements were satisfied by its executive officers, directors and by the beneficial owners of more than 10% of the Company’s common stock. In making this statement, the Company has relied solely on copies of any reporting forms received by it, and upon any written representations received from reporting persons that no Form 5 Annual Statement of Changes in Beneficial Ownership was required to be filed under applicable rules of the Commission.

Item 6.     Executive Compensation.

Summary Compensation Table
		Annual Compensation			Long Term Compensation

Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s)	Securities Underlying Options (#)	LTIP Payouts ($)	Other ($)

Xiqun Yu, current Chairman of	2005	0	0	0	0	0	0	0
the Board of Directors, Chief	2004	0	0	0	0	0	0	0
Executive Officer and President	2003	0	0	0	0	0	0	0

Duanne C. Bennett, former	2005	0	0	0	0	0	0	0
President and	2004	0	0	0	0	0	0	0
director	2003	0	0	0	0	0	0	0

Item 7.     Certain Relationships and Related Transactions.

Pursuant to and at the closing of the Plan of Exchange dated September 15, 2004, which occurred on December 13, 2004, the Company issued the former ZHLD Shareholders 55,000,000 shares of common stock of the Company (including present directors and officers of the Company), or 95% of the Company's then outstanding common stock, in exchange for all of the shares of capital stock of ZHLD. Immediately upon the closing, the Company accepted the cancellation of 11,000,000 shares of common stock from Duane Bennett, and, as a result, the Company had 2,915,000 shares of common stock issued and outstanding before the issuance of the 55,000,000 new shares of common stock.

During December 2004 in connection with the reverse merge between the Company and ZHLD, Mr. Xi Qun Yu, a director and the Chief Executive Officer and President of the Company, made a loan of $100,000 to the Company with interest at 9% that matures during 2006. Mr. Yu has the right to convert the principal amount of the loan and accrued interest into the common stock of the Company the market price of its common stock on the date of the loan. As of December 31, 2005, the outstanding balance of the loan with accrued interest was $117,945.

Item 8. Description of Securities.

Common Stock

Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors, out of funds legally available, without any preference. Holders of Common Stock are entitled to one vote per share. Cumulative voting is not allowed for purposes of the election of directors. Thus, the holders of more than 50% of the shares voting for directors can elect all directors. The holders of the Common Stock of the Company have no preemptive rights to purchase new issues of the securities of the Company. There are no redemption or conversion features attached to the Common Stock.

At the present time, the Company does not intend to pay any dividends on its Common Stock.

Upon liquidation or dissolution of the Company, holders of Common Stock are entitled to receive pro rata, either in cash or in kind, all of the assets of the Company after payment of debts.

As of June 20, 2006, the Company has 57,915,000 shares of issued and outstanding common stock. The Company is authorized to issue a total of 150,000,000 shares of common stock.

Warrants and Options

As of June 20, 2006, there were no outstanding warrants or options to purchase shares of Common Stock of the Company.

North Carolina Corporate Law

The Company is a North Carolina corporation, and may become subject to the anti-takeover provisions of the North Carolina Control Share Act (Section 55-9A-01). In general, North Carolina Law prevents take-over offers to acquire equity securities of a North Carolina corporation. The North Carolina Shareholder Protection Act, for example, requires an affirmative vote of the holders of ninety-five percent (95%) of the voting shares of a North Carolina corporation to adopt or authorize a business combination with any other entity if the other entity is the beneficial owner, directly or indirectly, of more than twenty percent (20%) of the voting shares of the corporation, subject to certain exceptions. The existence of this and other provisions would be expected to have an anti-takeover effect, including attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock of the Company is Florida Atlantic Stock Transfer, Inc., 7130 Nobb Hill Road, Tamarac, FL 33321; telephone 954.726.4954.

PART II

Item 1.  Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters.

General

The Common Stock of the Company is traded on the NASD Electronic Bulletin Board over-the-counter market, and is quoted under the symbol CEDA.

Market Price

When the trading price of the Company’s Common Stock is below $5.00 per share, the Common Stock is considered to be “penny stocks” that are subject to rules promulgated by the Securities and Exchange Commission (Rule 15g-1 through 15g-9) under the Securities Exchange Act of 1934. These rules impose significant requirements on brokers under these circumstances, including: (a) delivering to customers the Commission’s standardized risk disclosure document; (b) providing to customers current bid and offers; (c) disclosing to customers the brokers-dealer and sales representatives compensation; and (d) providing to customers monthly account statements.

The following table sets forth the range of high and low closing bid prices per share of the Common Stock of the Company as reported by National Quotation Bureau, L.L.C. for the periods indicateded.

The closing bid price of the Common Stock of the Company on June 30, 2006, was $.40 per share.

	High Closing	Low Closing
Year ended December 31, 2004	Bid Price	Bid Price
1st Quarter	$ ---	$ ---
2nd Quarter	$0.10	$0.05
3rd Quarter	$1.25	$0.10
4th Quarter	$0.40	$0.23

Year ended December 31, 2005
1st Quarter	$0.55	$0.25
2nd Quarter	$0.30	$0.17
3rd Quarter	$0.36	$0.20
4th Quarter	$0.30	$0.08

Year ending December 31, 2006
1st Quarter	$0.86	$0.10

Dividends

The Company has not paid any dividends on its Common Stock and does not expect to do so in the foreseeable future. The Company intends to apply its earnings, if any, in expanding its operations and related activities.

The payment of cash dividends in the future will be at the discretion of the Board of Directors and will depend upon such factors as earnings levels, capital requirements, the Company’s financial condition and other factors deemed relevant to the Board of Directors. In addition, the Company’s ability to pay dividends may become limited under future loan agreements of the Company which may restrict or prohibit the payment of dividends.

Item 2.     Legal Proceedings.

The Company may become subject to legal proceedings and claims which arise in the ordinary course of business. The Company’s management does not expect that the results in any of these legal proceedings will have a material adverse effect on the Company’s financial condition or results of operations.

Item 3.     Changes in and Disagreements with Accountants.

 Jimmy C.H. Cheung & Co., the previous independent registered public accounting firm of China Education Alliance, Inc. (the "Company") for the fiscal year ended December 31, 2004, was terminated on January 15, 2006, from further audit services to the Company.

During the fiscal year ended December 31, 2004, the consolidated financial statements of the Company did not contain any adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to any uncertainty, audit scope, or accounting principles. An uncertainty regarding the ability to continue as a going concern was noted in the accountant’s report of the 2004 year end financial statements.

For the two fiscal years ended December 31, 2004, and the subsequent interim period ended September 30, 2005, there were no disagreements between the Company and Jimmy C.H. Cheung & Co. on any matter of accounting principles or practice, financial statement disclosure, or auditing scope or practices which if not resolved to the satisfaction of Jimmy C.H. Cheung & Co. would have caused Jimmy C.H. Cheung & Co. to make reference to the subject matter of the disagreement in connection with its reports.

On January 18, 2006, the Company executed an engagement letter with E-Fang Accountancy Corp., & C.P.A., located at 17800 Castleton Street, Suite 208, City of Industry, CA 91748, to audit the consolidated financial statements of the Company for its fiscal year ended December 31, 2005, and the related statements of income, stockholders' equity, and cash flows for the year then ended. The Board of Directors approved the appointment of E-Fang Accountancy Corp., & C.P.A. effective January 15, 2006. During the two most recent fiscal years or any subsequent interim period, the new independent registered public accounting firm had not previously been engaged as either the principal accountant of the Company to audit its consolidated financial statements or of any significant subsidiary, nor has the Company consulted with the firm regarding any accounting issue, auditing or financial reporting issue regarding such consolidated financial statements or any reportable event prior to December 31, 2005.

Item 4.     Recent Sales of Unregistered Securities.

On February 5, 2004, the Company issued 12,000,000 shares of restricted common stock to C & C Properties
Inc. for services in reliance upon Section 4(2) under the Securities Act of 1933, as amended. These shares of common stock were cancelled on February 7, 2005.

On August 10, 2004, the Company issued 100,000 shares of its restricted common stock to US Capital Partners Inc. for services in reliance upon Section 4(2) under the Securities Act of 1933.

Pursuant to and at the closing of a Plan of Exchange dated September 15, 2004, which occurred on December 13, 2004, the Company issued the former shareholders of Zhong He Li Da Education Training, Inc. (“ZHLD”), a corporation, organized under the laws of The People’s Republic of China, 55,000,000 shares of Common Stock of the Company (including present directors and officers of the Company), or 95% of the Company’s then outstanding common stock, in exchange for all of the shares of capital stock of ZHLD, in reliance upon Regulation S under the Securities Act of 1933, as amended.

On February 7, 2005, the Company issued 100,000 shares of restricted common stock to Sharon Bennett for services in reliance upon Section 4(2) under the Securities Act of 1933.

Item 5.     Indemnification of Directors and Officers.

The provisions of Section 55-8-51 through Section 55-8-57 of the North Carolina Business Corporation Act (the “Act”) provide for broad indemnification of the directors, officers and employees of a North Carolina corporation. Section 55-8-52 provides for mandatory indemnification of a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a party because he is a director of the corporation against reasonable expenses incurred by him in connection with the proceeding, and Section 55-8-56(1) of the Act provides for the same mandatory indemnification in view of all relevant circumstances, whether or not he met the standard of conduct described in Section 55-8-51 of the Act or was adjudged liable as described in Section 55-8-51(d) of the Act, but if he was adjudged so liable his indemnification is limited to his reasonable expenses incurred. Any determination that indemnification of a director or an officer, unless ordered by the court, must be made by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum; or by a committee of such directors designated by majority vote of such directors even though less then a quorum; or if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion; or by the stockholders.

China Education Alliance And Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

1.	TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
China Education Alliance and Subsidiaries
(Incorporated in the State of North Carolina, USA)

We have audited the accompanying balance sheets of Harbin China Education Alliance and its subsidiaries (the “Company”) as of December 31, 2005 and the related statements of operations, retained earnings and cash flows for the years ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of China Education Alliance and its subsidiaries as of December 31, 2005 and the Company’s results of its operations and cash flows for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ Eva Yi-Fang Tsai
e-Fang Accountancy Corp., & CPA
Certified Public Accountants
City of Industry, USA
March 28, 2006

CHINA EDUCATION ALLIANCE AND SUBSIDIARIES

Consolidated Balance Sheet
As Of December 31, 2005
(Expressed in US dollars)

ASSETS
Current Assets

Cash and Cash Equivalents (Note 5)	$597,444

Inventories (Note 6)	521

Prepayment Account (Note 3)	68,178

Other Receivables (Note 3)	8,263

Total Current Assets	674,406

Property and Equipment

Fixed Assets, Net of Accumulated Depreciation (Note 7)	3,926,613

Total Assets	$4,601,019
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities

Accounts Payable and Accrued Expenses (Note 8)	$76,855

Advances on accounts (Note 9)	297,125

Loan from shareholder (Note 15)	117,945

Wages Payable	5,853

Welfare Payable	376

Taxes Payable (Note 10)	24,449

Total Current Liabilities	522,603

Commitment and Contingency (Note 14)

Shareholders' Equity

Registered Capital	57,915

Additional Paid-in Capital	2,407,969

Currency Conversion Adjustment (Note 3)	19,067

Retained Earnings (Note 12)	1,593,465

Total Shareholders' Equity	4,078,416

Total Liabilities and Shareholders' Equity	$4,601,019

The accompanying notes are an integral part of these financial statements.

CHINA EDUCATION ALLIANCE AND SUBSIDIARIES

Consolidated Statement of Operations
For the Year Ended December 31, 2005
(Expressed in US dollars)

REVENUES (Note 3)	$3,112,732

Less: Cost of Good Sold	1,017,374
Gross Profit	2,095,358

OPERATING EXPENSES

Operating Expenses	212,787

Administrative Expenses	204,256

Total Operating Expenses	417,043

Net Income Front Operations	1,678,315

Other Expenses (Income)

Other Income	(26,869)

Other Expenses	1,229

Finance Income	(1,559)

Total Other Expenses (Income)	(27,199)

Net Income before Income Taxes	1,705,514

Less: Provision for Income Taxes (Note 11)	2,328

Net Income	$1,703,186

The accompanying notes are an integral part of these financial statements.

CHINA EDUCATION ALLIANCE AND SUBSIDIARIES

Consolidated Statement of Cash Flows
For the Year Ended December 31, 2005
(Expressed in US dollars)

Cash flows from operating activities:
Net income	$1,703,186

Adjustments to reconcile net income to net cash provided by operating activities

Depreciation	214,449

Changes in assets and liabilities -

Decrease in inventories	10,644

Increase in prepaid expense	(68,178)

Increase in other receivable	(8,263)

Increase in accounts payable and accrued expenses	56,855

Increase in advance on account	297,125

Increase in wages payable	5,853

Increase in welfare payable	376

Increase in taxes payable	18,809

Net cash provided by operating activities	2,299,422

Cash flows from investing activities:

Purchases of fixed assets	(1,765,982)

Net cash used by investing activities	(1,765,982)

Cash flows from financing activities:

Increase in notes payable	23,763

Net cash provided by financing activities	23,763

Effect of foreign currency exchange rate changes	19,067

Net increase in cash	507,703

Cash at beginning of year	89,741

Cash at end of year	$597,444

The accompanying notes are an integral part of these financial statements.

CHINA EDUCATION ALLIANCE AND SUBSIDIARIES

Consolidated Statement of Stockholders’ Equity
For the Year Ended December 31, 2005
(Expressed in US dollars)

	Registered Capital	Additional Paid-in Capital	Currency Conversion Adjustment	Capital Reserve	Retained Earnings	Due to Shareholders	Total shareholders’ equity

Balance at December 31, 2004	$57,915	$2,407,969	$-	$670	$(110,391)	$5,000	$2,361,163

Net income for the year 2005	-	-	-	-	1,703,186	-	1,703,186

Currency Conversion Adjustment	-	-	19,067	-	-	-	19,067

Transfer to Capital Reserve	-	-	-	88,087	(88,087)	-	-

Transfer to Notes Payable	-	-	-	-	-	(5,000)	(5,000)

Balance at December 31, 2005	$57,915	$2,407,969	$19,067	$88,757	$1,504,708	$-	$4,078,416

The accompanying notes are an integral part of these financial statements.

China Education Alliance and Subsidiaries

Notes to the Consolidated Financial Statements
December 31, 2005
(Expressed in US Dollars)

1. Description of Business

Nature of organization

China Education Alliance, Inc. (CEDA), formerly known as ABC Realty Co., was originally organized under the laws of the State of North Carolina on December 2, 1996. The main function for the ABC Realty was to engage in residential real estate transactions as a broker or agent. On September 15, 2004, ABC Realty was reorganized pursuant to the Plan of Exchange to acquire Harbin Zhong He Li Da Education Technology, Inc. (“ZHLD”), a Corporation formed on August 9, 2004 in the city of Harbin of Heilongjiang Province, the People’s Republic of China, with an authorized capital of $60,386 (RMB500,000).

On September 15, 2004, ABC Realty Co. executed a Plan of Exchange with ZHLD, and Duane C. Bennett, Chairman of ABC Realty Co., pursuant to which ZHLD exchanged all of its registered capital of $60,386 for 55,000,000 shares, or approximately 95% of the common stock of China Education Alliance, Inc. On November 17, 2004, ABC Realty Co. changed its name to China Education Alliance, Inc. On December 13, 2004, China Education Alliance, Inc. consummated the Plan of Exchange with ZHLD. As a result of the Plan of Exchange, the transaction was treated for accounting purposes as a capital transaction and a recapitalization by the accounting acquirer, ZHLD and as reorganization by the accounting acquired, China Education Alliance, Inc.

China Education Alliance, Inc. is only a holding company, it has no revenues.

ZHLD is a technology company engaged in the online education industry in China. Its mission is to impel the distance learning development in China, to improve the efficiency and effectiveness of elementary education, higher education, vocational education, skill education, continuing education, and professional training programs, and to integrate with the international education system. As a multiplicative, comprehensive, and authoritative education frontrunner, the Company has firmly occupied its hegemonic position in the online education industry through its abundant teachers, rich teaching knowledge, and plentiful teaching achievements.

Heilongjiang Zhonghe Education Training Center (“ZHTC”) was registered in the People’s Republic of China on July 8, 2005 with a registered capital of $60,386, is the wholly owned subsidiary of ZHLD.

Description of business

China Education Alliance, Inc. is only a holding company, it has no revenues. The Company carries its business mainly through its wholly owned subsidiaries, ZHLD and the Zhonghe Education Training Center in the business of online education in China.

China Education Alliance and Subsidiaries

Notes to the Consolidated Financial Statements
December 31, 2005
(Expressed in US Dollars)

1. Description of Business (Continued)

The Company’s online education business has established leading positions in several high growth segments, including supplemental education and the test preparation for grades kindergarten through high school.

The Company’s products include on-line test preparation materials, teachers’ materials, study guides and audio recordings of popular classes. It is a full range professional education resource service provider. The business scope includes distance learning technology, education resource development, education project planning and promoting, teaching platform, and the class development and schedule, education information, and technical service. The products cover all education ranges, including pre-school education, elementary and middle school education, vocational education, continuing education, enterprise training program, intelligence authentication, agricultural labor education, education for the disabled, first time employment education, re-employment education, study abroad, education for the aged people.

The Company has formed several strategic alliances with the Chinese vocational education society, the government educated information center, the authentication training center, and other multitudinous government department and education department to enhance the influence of the Company, as well as its products and service provided.

The Company has carried out various level cooperation with over one thousand professors in their respective expertise fields, more than two thousand membership schools, school principals exceeding three thousand, and school teachers in excess of fifty thousand, as well as over one hundred news media and twenty scholarly research organizations.

2. Basis of Preparation of Financial Statements

The China Education Alliance is only a holding company; it has no revenues but only minor maintenance expenses. The functional currency for its subsidiaries is denominated in “Renminbi” (“RMB”) or “Yuan”. ZHLD and Zhonghe Education Training Center maintain its books and accounting records in Renminbi ("RMB"). It is the currency of the primary economic environment in which the entities operates, and in accordance with law and accounting requirements of People’s Republic of China law and accounting practices.

The financial statements have been prepared in order to present the consolidated financial position and consolidated results of operations in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and are expressed in terms of US dollars (see paragraph “Foreign Currency Translation Methodology” below).

China Education Alliance and Subsidiaries

Notes to the Consolidated Financial Statements
December 31, 2005
(Expressed in US Dollars)

2. Basis of Preparation of Financial Statements (Continued)

The accompanying financial statements differ from the financial statements used for statutory purposes in PRC in that they reflect certain adjustments, recorded on the entities’ books, which are appropriate to present the financial position, results of operations and cash flows in accordance with US GAAP. The principal adjustments are related to revenue recognition, foreign currency translation, deferred taxation, consolidation, accounting for derivatives, and depreciation and valuation of property and equipment and intangible assets.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its subsidiary, China Education Alliance, ZHLD, Zhonghe Education Training Center. All inter-company transactions and balances were eliminated.

3. Summary of Significant Accounting Policies

Use of estimates - The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affected the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of net sales and expenses during the reported periods.

Significant estimates included values and lives assigned to acquired intangible assets, reserves for customer returns and allowances, uncollectible accounts receivable, slow moving, obsolete and/or damaged inventory and stock option valuation. Actual results may differ from these estimates.

Cash and cash equivalents - The Company considers all highly liquid debt instruments purchased with maturity period of three months or less to be cash equivalents. The carrying amounts reported in the accompanying consolidated balance sheet for cash and cash equivalents approximate their fair value.

Inventories - inventories were accounted for using the first-in, first-out method and included freight-in, materials, packing materials, labor and overhead costs and were stated at the lower of cost or market, cost being determined by a moving weighted average. Provision is made for slow moving, obsolete and/or damaged inventory based on a periodic analysis of individual inventory items, including an evaluation of historical usage and/or movement, age, expiration date and general condition.

China Education Alliance and Subsidiaries

Notes to the Consolidated Financial Statements
December 31, 2005
(Expressed in US Dollars)

3. Summary of Significant Accounting Policies (Continued)

Property and equipment - Property and equipment are stated at the historical cost, less accumulated depreciation. Depreciation on property, plant and equipment is provided using the straight-line method over the estimated useful lives of the assets after taking into account estimated residual value of 5% of cost or valuation for both financial and income tax reporting purposes as follows:

Buildings	20 years

Communication Equipments	10 years

Motor vehicles	5 years

Furniture, Fixtures, and Equipments	5 years

Expenditures for renewals and betterments were capitalized while repairs and maintenance costs are normally charged to the statement of operations in the year in which they are incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalized as an additional cost of the asset. Upon sale or disposal of an asset, the historical cost and related accumulated depreciation or amortization of such asset were removed from their respective accounts and any gain or loss was recorded in the Consolidated Statements of Operations.

Property and equipment are evaluated for impairment in value annually or whenever an event or change in circumstances indicates that the carrying values may not be recoverable. If such an event or change in circumstances occurs and potential impairment is indicated because the carrying values exceed the estimated future undiscounted cash flows of the asset, the Company would measure the impairment loss as the amount by which the carrying value of the asset exceeds its fair vale.

Foreign currency translation - These financial statements have been prepared in U.S. dollars. China Education Alliance is only a holding company; it has no revenues with minor expenses, except those related to its ownership interest in ZHLD and Zhonghe Education Training Center. The functional currency for the ZHLD and Zhonghe Education Training is denominated in “Renminbi” (“RMB”) or “Yuan”. ZHLD and Zhonghe Education Training maintain its books and accounting records in Renminbi ("RMB"). It is the currency of the primary economic environment in which the entities operates.

FASB Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation” requires differentials to be calculated and allocated using the current rate method if the foreign entity’s functional and local currencies are the same. Non-monetary assets and liabilities are translated at historical exchange rates. Monetary assets and liabilities are translated at the exchange rates in effect at the end of the year. The income statement accounts are translated at average exchange rates.

China Education Alliance and Subsidiaries

Notes to the Consolidated Financial Statements
December 31, 2005
(Expressed in US Dollars)

3. Summary of Significant Accounting Policies (Continued)

The conversion gains and losses are not recognized in the income statement under the functional currency approach. They are accumulated in a separate account in stockholders’ equity (i.e., the cumulative foreign exchange translation adjustments account). This treatment is based on the FASB’s view that translation gains or losses are not directly related to the foreign entities’ operating cash flows. As a result, the Company recognized in equity the effect of currency translation in the amount of $19,067.

The official exchange rates as of December 31, 2005 and 2004, for one US dollar were 8.08 RMB and 8.28 RMB, respectively.

Income recognition - Revenue is recognized in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition, which states that revenue should be recognized when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) the service has been rendered; (3) the selling price is fixed or determinable; and (4) collection of the resulting receivable is reasonably assured. The Company believes that these criteria are satisfied upon customers download prepaid debit card. Revenue is reduced by provisions for estimated returns and allowances, which are based on historical averages that have not varied significantly for the periods presented, as well as specific known claims, if any.

Prepaid debit cards allow our subscribers to make a predetermined monetary amount of download materials posted on our website. Our new system is able to track usage of the debit card once the end user uses the debit cards for our service. At the time that the prepaid debit card is purchased, the receipt of cash is recorded as a subscriber prepayment. Revenues are recognized in the month when services are actually rendered. Unused value relating to debit cards is recognized as revenues when the prepaid debit card has expired.

Interest income is recognized when earned, taking into account the average principal amounts outstanding and the interest rates applicable

Prepayments Account-Prepaid expenses are primarily comprised of advance payments made for services to teachers for online materials and video.

Other Receivable - Other Receivable is prepaid account included advances to employees, that included cash prepaid to employees for their travel, entertainment and transportation expenditures.

Subscriber Prepayments -Amounts received in advance of services being provided to subscribers are deferred and not recognized as revenues until the related services have been provided to subscribers.

China Education Alliance and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005
(Expressed in US Dollars)

3. Summary of Significant Accounting Policies (Continued)

Impairment of Long-Lived Assets - The Company periodically evaluates the recoverability of the carrying amount of its long-lived assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, the Company compares the undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets.

When these undiscounted cash flows are less than the carrying amounts of the assets, the Company will record impairment losses to write the asset down to fair value, measured by the discounted estimated net future cash flows expected to be generated from the assets. During the years ended December 31, 2005 and 2004, no such impairments have occurred.

Advertising - The Company expensed advertising costs the first time the respective advertising took place. These costs were included in selling, general and administrative expenses. The total advertising expenses accrued for year 2005 was $140,445.

Income Taxes - Provision is made in the financial statements for taxation of profits in accordance with PRC legislation currently in force. The Company accounts for income taxes under the liability method in accordance with SFAS No. 109, “Accounting for Income Taxes”. Under the liability method, deferred income taxes reflect the future tax consequences of temporary differences between the tax and financial statement basis of assets and liabilities and are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on the expectations of future taxable income and reversals of the various taxable temporary differences.

Provision for The People’s Republic of China enterprise income tax is calculated at the prevailing rate based on the estimated assessable profits less available tax relief for losses brought forward.

Enterprise income tax

Under the Provisional Regulations of The People’s Republic of China Concerning Income Tax on Enterprises promulgated by the State, income tax is payable by enterprises at a rate of 33% of their taxable income. Preferential tax treatment may, however, be granted pursuant to any law or regulations from time to time promulgated by the State Council.

China Education Alliance and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005
(Expressed in US Dollars)

3. Summary of Significant Accounting Policies (Continued)

Enterprise income tax (“EIT”) is provided on the basis of the statutory profit for financial reporting purposes, adjusted for income and expense items, which are not assessable or deductible for income tax purposes.

Value added tax

The Provisional Regulations of The People’s Republic of China Concerning Value Added Tax promulgated by the State Council came into effect on January 1, 1994. Under these regulations and the Implementing Rules of the Provisional Regulations of the PRC Concerning Value Added Tax, value added tax is imposed on goods sold in or imported into the PRC and on processing, repair and replacement services provided within the PRC.

Value added tax payable in The People’s Republic of China is charged on an aggregated basis at a rate of 13% or 17% (depending on the type of goods involved) on the full price collected for the goods sold or, in the case of taxable services provided, at a rate of 17% on the charges for the taxable services provided, but excluding, in respect of both goods and services, any amount paid in respect of value added tax included in the price or charges, and less any deductible value added tax already paid by the taxpayer on purchases of goods and services in the same financial year.

According to “Agriculture Product Value Added Tax Rate Adjustment and Certain Items’ Value Added Tax Waiver” published by the Ministry of Finance and the National Tax Affairs Bureau, the value added tax for agriculture related products are to be taxed at 13%. Furthermore, traditional Chinese medicine and medicinal plant are by definition agriculture related products.

Contingent liabilities and contingent assets - A contingent liability is a possible obligation hat arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company. It can also be a present obligation arising from past events that is not recognized because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognized but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognized as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Company.

China Education Alliance and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005
(Expressed in US Dollars)

3. Summary of Significant Accounting Policies (Continued)

Contingent assets are not recognized but are disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognized.

Related companies - A related company is a company in which the director has beneficial interests in and in which the Company has significant influence.

Retirement benefit costs - According to The People’s Republic of China regulations on pension, the Company contributes to a defined contribution retirement scheme organized by municipal government in the province in which the Company was registered and all qualified employees are eligible to participate in the scheme.

Contributions to the scheme are calculated at 23.5% of the employees’ salaries above a fixed threshold amount and the employees contribute 2% to 8% while the Company contributes the balance contribution of 21.5% to 15.5%. The Company has no other material obligation for the payment of retirement benefits beyond the annual contributions under this scheme.

Fair value of financial instruments - The carrying amounts of certain financial instruments, including cash, accounts receivable, commercial notes receivable, other receivables, accounts payable, commercial notes payable, accrued expenses, and other payables approximate their fair values as at December 31, 2005 because of the relatively short-term maturity of these instruments.

Recent accounting pronouncements - In May 2003, the Financial Accounting Standards Board issued SFAS No. 150 Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity. This standard establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. As of December 31, 2005, the Company had no financial instruments with these characteristics.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46") Consolidation of Variable Interest Entities, which addresses the consolidation of variable interest entities ("VIEs") by business enterprises that are the primary beneficiaries. A VIE is an entity that does not have sufficient equity investment at risk to permit it to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest.

China Education Alliance and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005
(Expressed in US Dollars)

3. Summary of Significant Accounting Policies (Continued)

Intangible assets are accounted for in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Intangible assets with finite useful lives are amortized while intangible assets with indefinite useful lives are not amortized. As prescribed by SFAS 142, goodwill and intangible assets are tested periodically for impairment. The Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long- Lived Assets", effective January 1, 2002. Accordingly, the Company reviews its long-lived assets, including property and equipment and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows will be less than the carrying amount of the assets. Impairment costs, if any, are measured by comparing the carrying amount of the related assets to their fair value.

The primary beneficiary of a VIE is the enterprise that has the majority of the risks or rewards associated with the VIE. In December 2003, the FASB issued a revision to FIN 46, Interpretation No. 46R ("FIN 46R"), to clarify some of the provisions of FIN 46, and to defer certain entities from adopting until the end of the first interim or annual reporting period ending after March 15, 2004. Application of FIN 46R is required in financial statements of public entities that have interests in structures that are commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application for all other types of VIEs is required in financial statements for periods ending after March 15, 2004. We believe we have no arrangements that would require the application of FIN 46R. We have no material off-balance sheet arrangements.

In April 2003, the Financial Accounting Standards Board issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends and clarifies financial accounting and reporting for derivative instruments and for hedging actives under FASB No. 133, Accounting for Derivative Instruments and Hedging Activities. As of December 31, 2005, the Company had no derivative or hedging activities.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs - an amendment of ARB No. 43, Chapter 4. SFAS No. 151 requires that certain abnormal costs associated with the manufacturing, freight, and handling costs associated with inventory be charged to current operations in the period in which they are incurred. The adoption of SFAS 151 had no impact on the Company's financial position, results of operations, or cash flows.

China Education Alliance and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005
(Expressed in US Dollars)

3. Summary of Significant Accounting Policies (Continued)

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets-amendment of APB Opinion No. 29. SFAS No. 153 eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance, defined as transactions that are not expected to result in significant changes in the cash flows of the reporting entity. This statement is effective for exchanges of non-monetary assets occurring after June 15, 2005. Management believes adoption of this new statement will not have any significant effect on the Company’s financial condition or results of operations.

In November 2002, the FASB approved FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statement No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34". FIN 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies", relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. Specifically, FIN 45 requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's fiscal year end. However, the disclosure provisions of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 is not expected to have a significant impact on the Company's consolidated financial statements

4. Concentrations of Business and Credit Risk

Substantially all of the Company’s bank accounts are in banks located in the PRC and are not covered by any type of protection similar to that provided by the FDIC on funds held in U.S banks.

The Company is operating in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between U.S. dollars and the Chinese currency RMB.

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and trade receivables, the balances of which are stated on the balance sheet. The Company places its cash in high credit quality financial institutions. Concentration of credit risk with respect to trade receivables are limited due to the Company's' large number of diverse customers in different locations in China. The Company does not require collateral or other security to support financial instruments subject to credit risk. 90 percent the age of the Company’s accounts receivable are less than 60 days.

China Education Alliance and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005
(Expressed in US Dollars)

5. Cash and Cash Equivalents
As of December 31, 2005, Cash and cash equivalents consist of the following:

Cash and Cash Equivalents	2005

Cash on Hand	$1,247

Bank Deposits	596,197

Total Cash and Cash Equivalents	$597,444

6. Inventories

The Company values its inventories at the lower of cost or market method. Inventories are accounted for using the first-in, first-out method. Inventories in the balance sheet include finished products.

As of December 31, 2005, Inventories consist of the following:

Inventory	2005

Debit Cards & materials	$521

Total Inventory	$521

7. Property and Equipment

As of December 31, 2005, Property and Equipment consist of the following:

Property and Equipment	2005

Buildings	$2,735,873

Transportation Vehicles	110,475

Office Equipments	323,035

Machinery	1,004,198

Total Property and Equipment	4,173,581

Less: Accumulated Depreciation	(246,968)

Property and Equipment, Net	$3,926,613

For the year ended December 31, 2005, depreciation expenses totals $ 214,449.

China Education Alliance and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005
(Expressed in US Dollars)

8. Accounts Payable and Accrued Expense

As of December 31, 2005, Accounts Payable and Accrued Expense consist of the following:

Accounts Payable and Accrued Expense	2005

Accounts Payable and Accrued Expense	$54,795

Other Accounts Payable	21,569

Other Current Liabilities	491

Total Accounts Payable and Accrued Exp	$76,855

9. Advances on accounts

Advances on accounts include subscriber prepayments and education fee prepayments. Subscriber prepayments represents customer prepayments for the purchase of debit cards used to pay for the online downloading of education materials, including testing booklets, supplemental materials, and teaching video clips. The Company values the sales based on the actual occurrence of customer download. Therefore, the spare time between the purchase of debit cards and actual download is recorded under advances on accounts as deferred or unearned revenues to the Company. Once the download takes place, the amount is then transferred from advances on accounts to sales. Education fee prepayments represent customer prepayments for the service provided by the Company of teaching and educating the customers for their specific need at their desired education level. There are various levels existed for the customers to choose the best one that fits their individual needs. As of December 31, 2005, the Company has $297,125 on subscriber prepayment.

10. Tax Payable

As of December 31, 2005, taxes payable consist of the following:

Taxes Payable	2005

Value Added Tax	$20,249

City Tax	3,812

Payroll Tax	388

Total Taxes Payable	$24,449

11. Income Taxes

The Company commences business in the PRC which is governed by the Income Tax Law of the PRC concerning Enterprises and various local income tax laws (the “Income Tax Laws"). Under the Income Tax Laws, enterprises generally are subject to an income tax at an effective rate of 33% (30% state income taxes plus 3% local income taxes) on income as reported in their statutory financial statements after appropriate tax adjustments unless the enterprise is located in specially designated regions or cities for which more favorable effective rates apply.

China Education Alliance and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005
(Expressed in US Dollars)

11. Income Taxes (Continued)

On September 15, 2004, China Education Alliance executed a Plan of Exchange with Zhong He Li Da Education Technology, Inc. (“ZHLD”). a corporation organized and existing under the laws of People’s Republic of China. ZHLD applied to be as a foreign invested company right after the merger, which business license has been approved as a foreign invested company on April 8, 2005. According to Chinese taxation policy, there is income tax exemption for 2 years and half for 3 years suitable to foreign invested company, advanced Technology Company or software Development Company. ZHLD is a Company under the category of all three. Therefore the Company enjoys this income tax exemption policy from April 8, 2005 the date approval as a foreign invested company. The formal documents about income tax exemption in advance issued on December 26, 2005. The Company was still obliged for the first quarter income tax in the amount of US$2,328 in view of the fact the exempt approval is effective on April 8, 2005.

12. Non-Distributable Reverses

As stipulated by the relevant laws and regulations applicable to China's foreign investment enterprises, the Company is required to make appropriations from net income as determined under accounting principles generally accepted in the PRC ("PRC GAAP") to non-distributable reserves which include a general reserve, an enterprises expansion reserve and employee welfare and bonus reserves. In accordance with the provisions of the Company’s Memorandum and Articles of Association, the Company is required to appropriate 10% of the net distributable profit after enterprises income tax to capital reserve.

The general reserve is used to offset future extraordinary losses as defined under PRC GAAP. The Company may, upon a resolution passed by the owners, convert the general reserve into capital. The employee welfare and bonus reserve is used for the collective welfare of the employees of the Company. The enterprise expansion reserve is used for the expansion of the Company and can be converted to capital subject to approval by the relevant authorities. The Company recorded reserves of capital of $88,087 in 2005. No such adjustments are required under accounting principles generally accepted in the United States of America in 2005.

13. Employee Retirement Benefits and Post Retirement Benefits

According to the Heilongjiang Provincial regulations on State pension scheme, both employees and employers have to contribute pension. The pension contributions are ranging from 8% that was contributed by individuals (employees) and the Company is required to make contributions to the state retirement plan based on 20% of the employees’ monthly basic salaries. Employees in the PRC are entitled to retirement benefits calculated with reference to their basic salaries on retirement and their length of service in accordance with a government managed benefits plan. The PRC government is responsible for the benefit liability to these retired employees.

China Education Alliance and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2005
(Expressed in US Dollars)

14. Commitments and Contingencies

In the event that the Company succeeds in its business strategy, in all likelihood, competition will develop. The degree of competition cannot presently be ascertained. However, there can be no assurances that the Company will have the resources to compete effectively, especially to the extent that the market experiences rapid growth.

No government approvals are required to conduct the Company’s principal operations, and the Company is not aware of any probable governmental regulation of our business sectors in the near future. Although management believes that the Company is in material compliance with the statutes, laws, rules and regulations of every jurisdiction in which it operates, no assurance can be given that the Company’s compliance with the applicable statutes, laws, rules and regulations will not be challenged by governing authorities or private parties, or that such challenges will not lead to a material adverse effect on the Company’s financial position, results of operations or cash flows.

The Company is not involved in any legal matters arising in the normal course of business. While incapable of estimation, in the opinion of the management, the individual regulatory and legal matters in which it might involve in the future are not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

15. Loans from Shareholder

In connection with ABC Realty Merger (see Note 1), the shareholder, Xiqun Yu loan the Company for $100,000 at a 9% interest rate originally signed in December 2004. Annual amount of interest is payable together with principal. The amount outstanding as of December 31, 2005 is $117,945. The loan matures in 2006. The loan from shareholder has the option to convert in two years to company common stock at the market price on the date the Company incurred the loan.

16. Subsequent Events

The Company has changed its lawyer, advisor, and accountant on January 2006.

China Education Alliance and Subsidiaries
Condensed Consolidated Balance Sheet
As of September 30, 2006
(Expressed in US Dollars)
(Unaudited)

ASSETS

Current Assets
Cash and Cash Equivalents (Note 5)	$5,610,885
Inventories (Note 6)	72
Prepaid Expense	142,088
Total Current Assets	5,753,045
Property and Equipment
Fixed Assets, Net of Accum. Depreciation (Note 7)	3,905,808
Total Property and Equipment	3,905,808
Investment
Total Assets	$9,658,853

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Accounts Payable and Accrued Expenses	$2,021
Advances on Accounts (Note 8)	477,496
Loan from Shareholder (Note 14)	281,503
Wages Payable	8,766
Welfare Payable	6,649
Taxes Payable (Note 9)	38,090
Notes Payable (Note 10)	1,530,000
Total Current Liabilities	2,344,525
Total Liabilities	2,344,525
Commitments and Contingencies (Note 15)

Shareholders' Equity
Preferred Stock ($0.001 par value, 5,000,000 shares authorized, none issued and outstanding)	-
Common Stock ($0.001 par value, 150,000,000 shares authorized, 57,935,000 issued and outstanding)	57,935
Additional Paid-in Capital	2,414,949
Currency Conversion Adjustment (Note 3)	68,910
Retained Earnings	4,772,534
Total Shareholders' Equity	7,314,328
Total Liabilities and Shareholders' Equity	$9,658,853

China Education Alliance and Subsidiaries
Consolidated Statements of Operations
For the Three and Nine Months Ended September 30, 2006 and 2005
(Expressed in US Dollars)
(Unaudited)

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2006	2005	2006	2005
REVENUES

Sales and Tuition (Note 3)	$2,284,521	$1,019,020	$5,798,779	$1,383,048

Less: Cost of Good Sold	734,034	477,445	1,891,397	533,739
Gross Profit	1,550,487	541,575	3,907,382	849,309

OPERATING EXPENSES
General, Administrative and Selling Expenses	359,456	65,931	738,361	144,192
Total Operating Expenses	359,456	65,931	738,361	144,192

Income from Operations	1,191,031	475,644	3,169,021	705,117

Other Expense (Income)
Interest Expense (Income)	(5,127)	629	(10,049)	5,552
Other Expense	-	51	-	1,287
Total Other Expense (Income)	(5,127)	680	(10,049)	6,839

Income before Tax Provision	1,196,158	474,964	3,179,070	698,278
Less: Provision for Income Taxes (Note 11)	-	159,913	-	237,627

Net Income	$1,196,158	$315,051	$3,179,070	$460,651

Earnings per share attributed to China Education Alliance common stock:

Basic income per share	$0.021	$0.005	$0.055	$0.008
Diluted income per share	$0.021	$0.005	$0.055	$0.008
Basic weighted average shares outstanding	57,921,667	57,915,000	57,917,222	57,915,000

China Education Alliance and Subsidiaries
Consolidated Statements of Cash Flows
For the Nine Months Ended September 30, 2006
(Expressed in US Dollars)
(Unaudited)

	For the Nine Months Ended September 30
	2006	2005
Cash flows from operating activities:
Net income	$3,179,070	$460,651

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	238,621	147,527

Changes in assets and liabilities -
Increase in accounts receivable		(18,421)
Decrease in inventories	449	(5,963)
Increase in prepaid expense	(65,647)	(370,222)
Decrease in accounts payable and accrued expenses	(74,834)	9,422
Decrease in advance on account	180,371
Increase in wages payable	2,912
Increase in welfare payable	6,273
Decrease in taxes payable	13,641	235,430
Net cash provided by operating activities	3,480,856	458,424

Cash flows from investing activities:
Purchases of fixed assets	(217,816)	(222,281)
Net cash used by investing activities	(217,816)	(222,281)

Cash flows from financing activities:
issuance of common stock	7,000	23,778
Increase in loan from shareholders	163,558	23,500
Increase in notes payable	1,530,000	(19,182)
Net cash provided by financing activities	1,700,558	28,096

Currency conversion adjustments	49,843	9,747

Net increase in cash	5,013,441	273,986
Cash at beginning of year	597,444	89,741
Cash at end of year	$5,610,885	$363,727

1.	Description of Business

Nature of organization

China Education Alliance, Inc. (CEDA), formerly known as ABC Realty Co., was originally organized under the laws of the State of North Carolina on December 2, 1996. The main function for the ABC Realty was to engage in residential real estate transactions as a broker or agent. On September 15, 2004, ABC Realty was reorganized pursuant to the Plan of Exchange to acquire Harbin Zhong He Li Da Education Technology, Inc. (“ZHLD”), a Corporation formed on August 9, 2004 in the city of Harbin of Heilongjiang Province, The People’s Republic of China, with an authorized capital of $60,386 (RMB500,000).

On September 15, 2004, ABC Realty Co. executed a Plan of Exchange with ZHLD, and Duane C. Bennett, Chairman of ABC Realty Co., pursuant to which ZHLD exchanged all of its registered capital of $60,386 for 55,000,000 shares, or approximately 95% of the common stock. On November 17, 2004, ABC Realty Co. changed its name to China Education Alliance, Inc. On December 13, 2004, China Education Alliance, Inc. consummated the Plan of Exchange with ZHLD. As a result of the Plan of Exchange, the transaction was treated for accounting purposes as a capital transaction and a recapitalization by the accounting acquirer, ZHLD and as reorganization by the accounting acquired, China Education Alliance, Inc.

China Education Alliance, Inc. is only a holding company, it has no revenues. The Company carries its business mainly through its wholly owned subsidiaries, ZHLD and the Zhonghe Education Training Center in the business of online education and training center in China.

ZHLD is a technology company engaged in the online education industry in China. Its mission is to impel the distance learning development in China, to improve the efficiency and effectiveness of elementary education, higher education, vocational education, skill education, continuing education, and professional training programs, and to integrate with the international education system. As a multiplicative, comprehensive, and authoritative education frontrunner, the Company has firmly occupied its hegemonic position in the online education industry through its abundant teachers, rich teaching knowledge, and plentiful teaching achievements.

Heilongjiang Zhonghe Education Training Center (“ZHTC”) was registered in The People’s Republic of China on July 8, 2005 with a registered capital of $60,386, is the wholly owned subsidiary of ZHLD. ZHLD owns 99% of interest in the ZHTC with a de minimis number of 1% shares owned by present executive officer, Xi Qun Yu of ZHLD and ZHTC, as required by The People’s Republic China’s Business Enterprise law.

ZHLD also owns 70% of Beijing Hua Yu Hui Zhong Technology Development Co., Ltd (“BHYHZ”). BHYHZ was formed on September 30, 2006。It is a development stage company.

The Company’s online education business has established leading positions in several high growth segments, including supplemental education and the test preparation for grades kindergarten through high school.

The Company’s products include on-line test preparation materials, teachers’ materials, study guides and audio recordings of popular classes. It is a full range professional education resource service provider. The business scope includes distance learning technology, education resource development, education project planning and promoting, teaching platform, and the class development and schedule, education information, and technical service. The products cover all education ranges, including pre-school education, elementary and middle school education, vocational education, continuing education, enterprise training program, intelligence authentication, agricultural labor education, education for the disabled, first time employment education, re-employment education, study abroad, education for the aged people.

2.	Basis of Preparation of Financial Statements

China Education Alliance is only a holding company; it has no revenues but only minor maintenance expenses. The functional currency for its subsidiaries is denominated in “Renminbi” (“RMB”) or “Yuan”. The subsidiaries, ZHLD, Zhonghe Education Training Center and Beijing Hua Yu Hui Zhong Technology Developments Co., Ltd. maintain the books and accounting records in Renminbi (“RMB”). It is the currency of the primary economic environment in which the entities operates, and in accordance with law and accounting requirements of The People’s Republic of China law and accounting practices.

The financial statements have been prepared in order to present the consolidated financial position and consolidated results of operations in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and are expressed in terms of US dollars (see paragraph “Foreign Currency Translation Methodology” below).

The accompanying financial statements differ from the financial statements used for statutory purposes in PRC in that they reflect certain adjustments, recorded on the entities’ books, which are appropriate to present the financial position, results of operations and cash flows in accordance with US GAAP. The principal adjustments are related to revenue recognition, foreign currency translation, deferred taxation, consolidation, accounting for derivatives, and depreciation and valuation of property and equipment and intangible assets.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its subsidiaries, ZHLD, Zhonghe Education Training Center and Beijing Hua Yu Hui Zhong Technology Developments Co., Ltd. All inter-company transactions and balances were eliminated.

3.	Summary of Significant Accounting Policies

Use of estimates - The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affected the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of net sales and expenses during the reported periods.

Significant estimates included values and lives assigned to acquired intangible assets, reserves for customer returns and allowances, uncollectible accounts receivable, slow moving, obsolete and/or damaged inventory and stock option valuation. Actual results may differ from these estimates.

Cash and cash equivalents - The Company considers all highly liquid debt instruments purchased with maturity period of three months or less to be cash equivalents. The carrying amounts reported in the accompanying consolidated balance sheet for cash and cash equivalents approximate their fair value.

Inventories - inventories were accounted for using the first-in, first-out method and included freight-in, materials, packing materials, labor and overhead costs and were stated at the lower of cost or market, cost being determined by a moving weighted average. Provision is made for slow moving, obsolete and/or damaged inventory based on a periodic analysis of individual inventory items, including an evaluation of historical usage and/or movement, age, expiration date and general condition.

Property and equipment - Property and equipment are stated at the historical cost, less accumulated depreciation. Depreciation on property, plant and equipment is provided using the straight-line method over the estimated useful lives of the assets after taking into account estimated residual value of 5% of cost or valuation for both financial and income tax reporting purposes as follows:

Buildings	20 years
Communication Equipments	10 years
Motor vehicles	5 years
Furniture, Fixtures, and Equipments	5 years

Expenditures for renewals and betterments were capitalized while repairs and maintenance costs are normally charged to the statement of operations in the year in which they are incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalized as an additional cost of the asset.

Upon sale or disposal of an asset, the historical cost and related accumulated depreciation or amortization of such asset were removed from their respective accounts and any gain or loss was recorded in the Condensed Consolidated Statements of Operations.

Property and equipment are evaluated for impairment in value annually or whenever an event or change in circumstances indicates that the carrying values may not be recoverable. If such an event or change in circumstances occurs and potential impairment is indicated because the carrying values exceed the estimated future undiscounted cash flows of the asset, the Company would measure the impairment loss as the amount by which the carrying value of the asset exceeds its fair vale.

Foreign currency translation - These financial statements have been prepared in U.S. dollars. China Education Alliance is only a holding company; it has no revenues with minor expenses, except those related to its ownership interest in ZHLD and Zhonghe Education Training Center. The functional currency for the ZHLD and Zhonghe Education Training is denominated in “Renminbi” (“RMB”) or “Yuan”. ZHLD and Zhonghe Education Training maintain its books and accounting records in Renminbi ("RMB"). It is the currency of the primary economic environment in which the entities operates.

FASB Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation” requires differentials to be calculated and allocated using the current rate method if the foreign entity’s functional and local currencies are the same. Non-monetary assets and liabilities are translated at historical exchange rates. Monetary assets and liabilities are translated at the exchange rates in effect at the end of the year. The income statement accounts are translated at average exchange rates.

The conversion gains and losses are not recognized in the income statement under the functional currency approach. They are accumulated in a separate account in stockholders’ equity (i.e., the cumulative foreign exchange translation adjustments account). This treatment is based on the FASB’s view that translation gains or losses are not directly related to the foreign entities’ operating cash flows. As a result, the Company recognized in equity the effect of currency translation in the amount of $68,910.

Income recognition - Revenue is recognized in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition, which states that revenue should be recognized when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) the service has been rendered; (3) the selling price is fixed or determinable; and (4) collection of the resulting receivable is reasonably assured. The Company believes that these criteria are satisfied upon customers download prepaid debit card. Revenue is reduced by provisions for estimated returns and allowances, which are based on historical averages that have not varied significantly for the periods presented, as well as specific known claims, if any.

Prepaid debit cards allow our subscribers to make a predetermined monetary amount of download materials posted on our website. The Company new system is able to track usage of the debit card once the end user uses the debit cards for its service.

At the time that the prepaid debit card is purchased, the receipt of cash is recorded as a subscriber prepayment. Revenues are recognized in the month when services are actually rendered. Unused value relating to debit cards is recognized as revenues when the prepaid debit card has expired.

Interest income is recognized when earned, taking into account the average principal amounts outstanding and the interest rates applicable

Prepayments Account-Prepaid expenses are primarily comprised of advance payments made for services to teachers for online materials and video. It also includes other receivable that acts as a prepaid account including advances to employees, cash prepaid to employees for their travel, entertainment and transportation expenditures.

Advances on Accounts - Advances on accounts include deferred revenue and subscriber prepayments that related to subscription services represents the portion of unearned subscription revenue, which is amortized on a monthly, straight-line basis, as earned. Deferred revenue related to education service website advertising service, or technology services represents that portion of amounts billed by the Company, or cash collected by the Company, for which services have not yet been provided or earned in accordance with the Company's revenue recognition policy.

Impairment of Long-Lived Assets - The Company periodically evaluates the recoverability of the carrying amount of its long-lived assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, the Company compares the undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets.

When these undiscounted cash flows are less than the carrying amounts of the assets, the Company will record impairment losses to write the asset down to fair value, measured by the discounted estimated net future cash flows expected to be generated from the assets. During the periods ended September 30, 2006, no such impairments have occurred.

Advertising - The Company expensed advertising costs the first time the respective advertising took place. These costs were included in selling, general and administrative expenses. The total advertising expenses incurred for period ended September 30, 2006 was $1,478.

Income Taxes - Provision is made in the financial statements for taxation of profits in accordance with PRC legislation currently in force. The Company accounts for income taxes under the liability method in accordance with SFAS No. 109, “Accounting for Income Taxes”. Under the liability method, deferred income taxes reflect the future tax consequences of temporary differences between the tax and financial statement basis of assets and liabilities and are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on the expectations of future taxable income and reversals of the various taxable temporary differences.

Provision for The People’s Republic of China enterprise income tax is calculated at the prevailing rate based on the estimated assessable profits less available tax relief for losses brought forward. As of September 30, 2006, the Company is still enjoyed the income tax exemption for 2 years and half for 3 years suitable as foreign invested company.

Enterprise income tax

Under the Provisional Regulations of The People’s Republic of China Concerning Income Tax on Enterprises promulgated by the State, income tax is payable by enterprises at a rate of 33% of their taxable income. Preferential tax treatment may, however, be granted pursuant to any law or regulations from time to time promulgated by the State Council.

Enterprise income tax (“EIT”) is provided on the basis of the statutory profit for financial reporting purposes, adjusted for income and expense items, which are not assessable or deductible for income tax purposes.

Value added tax

The Provisional Regulations of The People’s Republic of China Concerning Value Added Tax promulgated by the State Council came into effect on January 1, 1994. Under these regulations and the Implementing Rules of the Provisional Regulations of the PRC Concerning Value Added Tax, value added tax is imposed on goods sold in or imported into the PRC and on processing, repair and replacement services provided within the PRC.

Value added tax payable in The People’s Republic of China is charged on an aggregated basis at a rate of 13% or 17% (depending on the type of goods involved) on the full price collected for the goods sold or, in the case of taxable services provided, at a rate of 17% on the charges for the taxable services provided, but excluding, in respect of both goods and services, any amount paid in respect of value added tax included in the price or charges, and less any deductible value added tax already paid by the taxpayer on purchases of goods and services in the same financial year.

Contingent liabilities and contingent assets - A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company. It can also be a present obligation arising from past events that is not recognized because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognized but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognized as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Company.

Contingent assets are not recognized but are disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognized.

Related companies - A related company is a company in which the director has beneficial interests in and in which the Company has significant influence.

Retirement benefit costs - According to The People’s Republic of China regulations on pensions, the Company contributes to a defined contribution retirement scheme organized by the municipal government in the province in which the Company was registered and all qualified employees are eligible to participate in the scheme. Contributions to the scheme are calculated at 23.5% of the employees’ salaries above a fixed threshold amount and the employees contribute 2% to 8% while the Company contributes the balance contribution of 21.5% to 15.5%. The Company has no other material obligation for the payment of retirement benefits beyond the annual contributions under this scheme.

Fair value of financial instruments - The carrying amounts of certain financial instruments, including cash, accounts receivable, commercial notes receivable, other receivables, accounts payable, commercial notes payable, accrued expenses, and other payables approximate their fair values as of September 30, 2006 because of the relatively short-term maturity of these instruments.

Recent accounting pronouncements -In November 2005, the Financial Accounting Standards Board (“FASB”) issued Staff Position No. FAS 123(R)-3, Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards (“FSP 123(R)-3”). We elected to adopt the alternative transition method provided in FSP 123(R)-3 for calculating the tax effects of stock-based compensation under SFAS 123(R). The alternative transition method includes simplified methods to establish the beginning balance of the additional-paid-in-capital pool (“APIC pool”) related to the tax effects of stock-based compensation, and for determining the subsequent impact on the APIC pool and consolidated statements of cash flows of the tax effects of stock-based compensation awards that are outstanding upon adoption of SFAS 123(R).

In July 2006, the FASB released FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement 109, Accounting for Income Taxes (“FIN 48”). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. FIN 48 is effective as of the beginning of fiscal years that start after December 15, 2006. We do not expect its implementation to be material to our financial statements.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”). Due to diversity in practice among registrants, SAB 108 expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB 108 is effective for fiscal years ending after November 15, 2006, and early application is encouraged. We do not believe SAB 108 will have a material impact on our results from operations or financial position.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of this statement are to be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings. The provisions of SFAS 157 are effective for the fiscal years beginning after November 15, 2007. Therefore, we anticipate adopting this standard as of January 1, 2008. We have not determined the effect, if any, the adoption of this statement will have on our financial condition or results of operations.

4.	Concentrations of Business and Credit Risk

Substantially all of the Company’s bank accounts are in banks located in the PRC and are not covered by any type of protection similar to that provided by the FDIC on funds held in U.S banks.

The Company is operating in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between U.S. dollars and the Chinese currency RMB.

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and trade receivables, the balances of which are stated on the balance sheet. The Company places its cash in high credit quality financial institutions. Concentration of credit risk with respect to trade receivables is limited due to the Company's large number of diverse customers in different locations in China. The Company does not require collateral or other security to support financial instruments subject to credit risk.

5.	Cash and Cash Equivalents

As of September 30, 2006, Cash and cash equivalents consist of the following:

Cash and Cash Equivalents	09/30/06
Cash on Hand	$2,426
Bank Deposits	5,608,459
Total Cash and Cash Equivalents	$5,610,885

6.	Inventories

The Company values its inventories at the lower of cost or market method. Inventories are accounted for using the first-in, first-out method. Inventories in the balance sheet include finished products.

6.	Inventories (Continued)

As of September 30, 2006, Inventories consist of the following:

Inventory	09/30/06
Debit Cards & materials	$72
Total Inventory	$72

7.	Property and Equipment

As of September 30, 2006, Property and Equipment consist of the following:

Property and Equipment	09/30/06
Buildings	$2,766,787
Transportation Vehicles	127,916
Office Equipments	328,273
Machinery	1,168,421
Total Property and Equipment	4,391,397
Less: Accumulated Depreciation	(485,589)
Property and Equipment, Net	$3,905,808

For the three months period ended September 30, 2006, depreciation expenses totaled $79,016.

8.	Advances on accounts

Advances on accounts include subscriber prepayments and education fee prepayments. Subscriber prepayments represents customer prepayments for the purchase of debit cards used to pay for the online downloading of education materials, including testing booklets, supplemental materials, and teaching video clips. The Company values the sales based on the actual occurrence of customer download. Therefore, the spare time between the purchase of debit cards and actual download is recorded under advances on accounts as deferred or unearned revenues to the Company. Once the download takes place, the amount is then transferred from advances on accounts to sales. Education fee prepayments represent customer prepayments for the service provided by the Company of teaching and educating the customers for their specific need at their desired education level. There are various levels existed for the customers to choose the best one that fits their individual needs. During the period, a great portion of advances were consumed and recognized as income, due to occurrences of several state-wide entrance exams for junior middle schools, high schools, and universities. During the period, more advances were paid by customers for the summer classes at the time of registration. As of September 30, 2006, the Company has $477,496 on subscriber prepayment and prepayments instruction fees.

9.	Taxes Payable

As of September 30, 2006, taxes payable consist of the following:

Taxes Payable	09/30/06
Value Added Tax	$27,544
Operation Tax	9,572
Stamp Tax	133
Individual Income Tax	183
Other Tax	658
Total Taxes Payable	$38,090

10.	Notes Payable

On September 29, 2006 China Education Alliance, Inc., a North Carolina corporation, consummated a bridge financing pursuant to which the Company issued $1,530,000 aggregate principal amount of secured promissory notes and warrants to acquire an aggregate number of shares of common stock of the registrant equal to the highest dollar amount of the principal prior to the Maturity Date for an exercise price per share of $ 0.50.

Each Note accrues interest at the rate of 6% per annum from September 29, 2006 to March 29, 2007, with interest payable each month commencing from November 1, 2006 and terminating on March 1, 2007, as well as March 29, 2007, which is the maturity date for each Note.

The Notes constitute senior indebtedness of the Company. The Notes are guaranteed by ZHLD, ZHTC and Harbin Zhonghelida Educational Technology Company Limited, and Xinqun Yu, the chief executive officer and principal stockholder of the Company. The guarantee of Xinqun Yu is secured by his pledge of a number of shares of common stock of the Company to be determined from time to time as provided therein, with a value of $3,060,000. The number of shares initially pledged is 7,859,598.

11.	Income Taxes

The Company commences business in the PRC which is governed by the Income Tax Law of the PRC concerning Enterprises and various local income tax laws (the “Income Tax Laws"). Under the Income Tax Laws, enterprises generally are subject to an income tax at an effective rate of 33% (30% state income taxes plus 3% local income taxes) on income as reported in their statutory financial statements after appropriate tax adjustments unless the enterprise is located in specially designated regions or cities for which more favorable effective rates apply.

11.	Income Taxes (Continued)

On September 15, 2004, China Education Alliance executed a Plan of Exchange with Zhong He Li Da Education Technology, Inc. (“ZHLD”), a corporation organized and existing under the laws of People’s Republic of China. ZHLD applied to be as a foreign invested company right after the merger, which business license has been approved as a foreign invested company on April 8, 2005. According to Chinese taxation policy, there is income tax exemption for 2 years and half for 3 years suitable to foreign invested company, advanced Technology Company or software Development Company. ZHLD is a Company under the category of all three. Therefore the Company enjoys this income tax exemption policy from April 8, 2005 the date approval as a foreign invested company. The formal documents about income tax exemption in advance issued on December 26, 2005. The Company was still enjoyed the income tax exempt status as of September 30, 2006.

12.	Capital Reserves

As stipulated by the relevant laws and regulations applicable to China's foreign investment enterprises, the Company is required to make appropriations from net income as determined under accounting principles generally accepted in the PRC ("PRC GAAP") to non-distributable reserves which include a general reserve, an enterprises expansion reserve and employee welfare and bonus reserves. In accordance with the provisions of the Company’s Memorandum and Articles of Association, the Company is required to appropriate 10% of the net distributable profit after enterprises income tax to capital reserve.

The general reserve is used to offset future extraordinary losses as defined under PRC GAAP. The Company may, upon a resolution passed by the owners, convert the general reserve into capital. The employee welfare and bonus reserve is used for the collective welfare of the employees of the Company. The enterprise expansion reserve is used for the expansion of the Company and can be converted to capital subject to approval by the relevant authorities. The Company recorded reserves of capital of $407,126 as of September 30, 2006. No such adjustments are required under accounting principles generally accepted in the United States of America in 2006.

13.	Employee Retirement Benefits and Post Retirement Benefits

According to the Heilongjiang Provincial regulations on State pension scheme, both employees and employers have to contribute pension. The pension contributions are ranging from 8% that was contributed by individuals (employees) and the Company is required to make contributions to the state retirement plan based on 20% of the employees’ monthly basic salaries. Employees in the PRC are entitled to retirement benefits calculated with reference to their basic salaries on retirement and their length of service in accordance with a government managed benefits plan. The PRC government is responsible for the benefit liability to these retired employees.

14.	Loans from Shareholder

In connection with ABC Realty Merger (see Note 1), the shareholder, Xiqun Yu loaned the Company for $100,000 at a 9% interest rate originally signed in December 2004. Annual amount of interest is payable together with principal. The shareholder pays all necessary overseas consulting and advising fees, lawyer fees, and accounting fees from period to period out of his own personal bank accounts in the United States due to the strict laws and regulations imposed by the Chinese government on out-going foreign currency wire transfers. The amount outstanding as of September 30, 2006 is $281,503. The loan matures in 2006. The loan from shareholder has the option to convert in two years to company common stock at the market price on the date the Company incurred the loan.

15.	Commitments and Contingencies

No government approvals are required to conduct the Company’s principal operations, and the Company is not aware of any probable governmental regulation of our business sectors in the near future. Although management believes that the Company is in material compliance with the statutes, laws, rules and regulations of every jurisdiction in which it operates, no assurance can be given that the Company’s compliance with the applicable statutes, laws, rules and regulations will not be challenged by governing authorities or private parties, or that such challenges will not lead to a material adverse effect on the Company’s financial position, results of operations or cash flows.

The Company is not involved in any legal matters arising in the normal course of business. While incapable of estimation, in the opinion of the management, the individual regulatory and legal matters in which it might involve in the future are not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

16.	Warrants

On September 29, 2006 China Education Alliance, Inc., a North Carolina corporation, consummated a bridge financing pursuant to which the Company issued $1,530,000 aggregate principal amount of secured promissory notes and warrants to acquire an aggregate number of shares of common stock of the registrant equal to the highest dollar amount of the principal prior to the maturity date for an exercise price per share of $ 0.50.

PART III

Item 1. Index to Exhibits.

3.1
Articles of Incorporation filed December 2, 1996 in the State of North Carolina is incorporated herein by reference to Exhibit 3.1 to the Form SB-2 Registration Statement of the Company (File No. 333-101167) filed on November 13, 2002

3.2
Articles of Amendment Business Corporation dated May 23, 2002 is incorporated herein by reference to Exhibit 3.2 to the Form SB-2 Registration Statement of the Company (File No. 333-101167) filed on November 13, 2002

3.3
Articles of Amendment Business Corporation filed November 17, 2004, changing the name of the Company from ABC Realty Co. to China Education Alliance, Inc. is incorporated herein by reference to Exhibit 3.3 filed with the Company’s Form 10-KSB annual report for its fiscal year ended December 31, 2005

3.4	ByLaws of the Company are incorporated herein by reference to Exhibit 3.3 to the Form SB-2/A Registration Statement of te Company filed on February 7, 2003 (File No. 333-101167)

10.1
Stock Transaction Agreement between and among the Company and the former owners of Harbin Zhonghelida Educational Technology Co., Ltd., a wholly owned subsidiary of the Company is incorporated herein by reference to Exhibit 10.3 filed with the Company’s Form 10-KSB filed on April 17, 2006 is hereby incorporated herein by reference to Exhibit 10.1 to the Form 10-SB Registration Statement of the Company filed on June 30, 2006.

10.2
Organization Constitution of Heilongjiang Zhonge Education Training Center dated June 15, 2005, a wholly owned subsidiary of the Company is incorporated herein by reference to Exhibit 10.4 filed with the Company’s Form 10-KSB filed on April 17, 2006 is hereby incorporated herein by reference to Exhibit 10.2 to the Form 10-SB Registration Statement of the Company filed on June 30, 2006.

10.3
Business licenses of Harbin Zhonghelinda Educational Technology Company Limited, a wholly owned subsidiary of the Company is incorporated herein by reference to Exhibit 10.5 filed with the Company’s Form 10-KSB filed on April 17, 2006 is hereby incorporated herein by reference to Exhibit 10.3 to the Form 10-SB Registration Statement of the Company filed on June 30, 2006.

10.4
Product Commission Process Contract dated March 2, 2006, with Tianjin Huishi Printing Products Co., Ltd. is incorporated herein by reference to Exhibit 10.6 filed with the Company’s Form 10-KSB filed on April 17, 2006 is hereby incorporated herein by reference to Exhibit 10.4 to the Form 10-SB Registration Statement of the Company filed on June 30, 2006.

10.5
Employment contract with Liansheng Zhang effective February 21, 2006 is incorporated herein by reference to Exhibit 10.7 filed with the Company’s Form 10-KSB filed on April 17, 2006 is hereby incorporated herein by reference to Exhibit 10.5 to the Form 10-SB Registration Statement of the Company filed on June 30, 2006.

10.6
Consulting Agreement with Conceptual Management Limited dated March 20, 2006 is incorporated herein by reference to Exhibit 10.8 filed with the Company’s Form 10-KSB filed on April 17, 2006 is hereby incorporated herein by reference to Exhibit 10.6 to the Form 10-SB Registration Statement of the Company filed on June 30, 2006.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.

February 28, 2007
CHINA EDUCATION ALLIANCE, INC.

	By:	/s/ Xinqun Yu
Xinqun Yu, Chief Executive Officer and President